SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )

Illumina, Inc.

(Name of Subject Company)

Illumina, Inc.

(Names of Persons Filing Statement)

Common stock, $0.01 par value

(Title of Class of Securities)

452327109

(CUSIP Number of Class of Securities)

Christian G. Cabou

Senior Vice President & General Counsel

Illumina, Inc.

5200 Illumina Way, San Diego, California

(858) 202-4500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Frederick Kanner

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, NY 10019

(212) 259-7300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ILLUMINA BOARD OF DIRECTORS TO REVIEW

UNSOLICITED ACQUISITION PROPOSAL FROM ROCHE

Stockholders Advised to Take No Action at this Time

SAN DIEGO – January 24, 2012 – Illumina, Inc. (NASDAQ:ILMN), a leading developer, manufacturer, and marketer of life science tools and integrated systems for the analysis of genetic variation and function, tonight acknowledged the announcement by Roche (RHHBY.PK) that Roche has made an unsolicited acquisition proposal and intends to commence a tender offer to acquire all of the outstanding shares of Illumina’s common stock for $44.50 per share in cash.

Consistent with its fiduciary duties and responsibilities, and in consultation with its financial and legal advisors, Illumina’s Board of Directors will thoroughly review Roche’s proposal and make a recommendation to stockholders in due course that the Board believes is in the best interests of Illumina stockholders. Illumina stockholders are advised to take no action at this time pending the Board’s recommendation.

Goldman, Sachs & Co. and Bank of America Merrill Lynch are acting as financial advisors and Dewey & LeBoeuf LLP is acting as legal counsel to Illumina.

About Illumina

Illumina (www.illumina.com) is a leading developer, manufacturer, and marketer of life science tools and integrated systems for the analysis of genetic variation and function. We provide innovative sequencing and array-based solutions for genotyping, copy number variation analysis, methylation studies, gene expression profiling, and low-multiplex analysis of DNA, RNA and protein. We also provide tools and services that are fueling advances in consumer genomics and diagnostics. Our technology and products accelerate genetic analysis research and its application, paving the way for molecular medicine and ultimately transforming healthcare.

FORWARD-LOOKING STATEMENTS

This communication may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995, as amended, or by the SEC in its rules, regulations and releases. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are (i) our ability to develop and commercialize further our sequencing, BeadArray™, VeraCode®, Eco™, and consumables technologies and to deploy new sequencing, genotyping, gene expression, and diagnostics products and applications for our technology platforms, (ii) our ability to manufacture robust instrumentation and consumables, and (iii) significant uncertainty concerning government and academic research funding worldwide as governments in the United States and Europe, in particular, focus on reducing fiscal deficits while at the same time confronting slowing economic growth; (iv) risks and uncertainties relating to the possible transaction; and (v) other factors detailed in our filings with the Securities and Exchange Commission, including our most recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand. We undertake no obligation, and do not intend, to update these forward-looking statements.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Illumina, Inc. (“Illumina”) has commenced at this time. If a tender offer is commenced, Illumina may file a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). Any solicitation/recommendation statement filed by Illumina that is required to be mailed to stockholders will be mailed to stockholders of Illumina. INVESTORS AND STOCKHOLDERS OF ILLUMINA ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Illumina through the web site maintained by the SEC at http://www.sec.gov. In addition, Illumina may file a proxy statement with the SEC. Any definitive proxy statement will be mailed to stockholders of Illumina. INVESTORS AND SECURITY HOLDERS OF ILLUMINA ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Illumina through the web site maintained by the SEC at http://www.sec.gov.

In addition, this document and other materials related to Roche’s unsolicited proposal may be obtained from Illumina free of charge by directing a request to Illumina, Inc., Attn: Investor Relations, Kevin Williams, MD, kwilliams@illumina.com.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Illumina and certain of its respective directors and executive officers may be deemed to be participants under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of Illumina’s directors and executive officers in Illumina’s Annual Report on Form 10-K for the year ended January 2, 2011, which was filed with the SEC on February 28, 2011, and its proxy statement for the 2011 Annual Meeting, which was filed with the SEC on March 24, 2011. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Contacts

Investors: Kevin Williams, MD, Investor Relations Illumina (858) 332-4989	Media: Matt Benson Sard Verbinnen & Co (415) 618-8750

Cassandra Bujarski Sard Verbinnen & Co (310) 201-2040